UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982105

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 103,740,349
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 103,740,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,740,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 103,740,349
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 103,740,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,740,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,220
	8	SHARED VOTING POWER 146,392,938
	9	SOLE DISPOSITIVE POWER 86,220
	10	SHARED DISPOSITIVE POWER 146,392,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,479,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 146,392,938
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 146,392,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,392,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandria Nicole Mitchell Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah Malone Mitchell, 4th
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stevenson Briggs Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

CUSIP No. 893522 20 1	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Lee Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,583,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,583,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,583,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Tenth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, and Amendment No. 9 on March 23, 2012 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Tenth Amendment is being filed to report the expiration of the Dalea Warrants on September 1, 2013 and to make other voluntary updates and amendments to the Schedule 13D as follows:

Item 1. Security and Issuer

Item 1 is hereby amended and restated to read in its entirety as follows:

This Tenth Amendment relates to the common shares, par value US$0.01 per share, of TransAtlantic Petroleum Ltd., a body corporate incorporated under the laws of Bermuda (the “Issuer”). The address of the principal executive office of the Issuer in Bermuda is Canon’s Court, 22 Victoria Street, Hamilton, HM EX, Bermuda. The address of the principal executive office of the Issuer in the United States is 16803 Dallas Parkway, Suite 200, Addison, Texas 75001.

Item 2. Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph after the last paragraph:

On May, June, August and December 2012 and August 2013, Mitchell acquired an aggregate 1,206,747 common shares of the Issuer in open market transactions with cash on hand. On September 1, 2013, the Dalea Warrants expired unexercised.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph after the last paragraph:

The transactions contemplated by the Stock Purchase Agreement closed on June 13, 2012. The aggregate purchase price for the sale of Viking was $167.2 million, consisting of $155.7 million in cash and an $11.5 million promissory note dated June 13, 2012 made by Dalea Partners (the “Promissory Note”). The Promissory Note is payable five years from the date of issuance or earlier upon the occurrence of certain specified events, bears interest at a rate of 3.0% per annum and is guaranteed by Mitchell.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a)	Amount beneficially owned:

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Tenth Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Tenth Amendment.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Tenth Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Tenth Amendment.

(v)	ANBE Holdings beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings cover page of this Tenth Amendment.

(vi)	ANBE Holdings GP beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings GP cover page of this Tenth Amendment.

(vii)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Tenth Amendment.

(viii)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Tenth Amendment.

(ix)	Alexandria Nicole Mitchell Jacobs beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Alexandria Nicole Mitchell Jacobs cover page of this Tenth Amendment.

(x)	Noah Malone Mitchell, 4th beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Noah Malone Mitchell, 4th cover page of this Tenth Amendment.

(xi)	Stevenson Briggs Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Stevenson Briggs Mitchell cover page of this Tenth Amendment.

(xii)	Elizabeth Lee Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Elizabeth Lee Mitchell cover page of this Tenth Amendment.

Item 5(b) is hereby amended by deleting all references to “Ninth Amendment” and replacing them with “Tenth Amendment.”

Item 5(c) is hereby amended and restated to read in its entirety as follows:

(c)	There have been no transactions in the common shares of the Issuer effected during the last 60 days by the Reporting Persons.

There are no further changes to the Item 5 information previously filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.

Item 7. Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Eighth Amendment to Schedule 13D filed with the SEC on May 17, 2011

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2014	DALEA PARTNERS, LP

	By:	Dalea Management, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE HOLDINGS, LP

	By:	ANBE LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL

/s/ Alexandria Nicole Mitchell Jacobs
ALEXANDRIA NICOLE MITCHELL JACOBS

/s/ Noah Malone Mitchell, 4th
NOAH MALONE MITCHELL, 4th

/s/ Stevenson Briggs Mitchell
STEVENSON BRIGGS MITCHELL

/s/ Elizabeth Lee Mitchell
ELIZABETH LEE MITCHELL